Mail Stop 3561


									August 1, 2005




Mr. Rodney C. Sacks
Chairman of the Board and Chief Executive Officer
Hansen Natural Corporation
1010 Railroad Street
Corona, California 92882


		RE:	Hansen Natural Corporation
			Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 Filed March 16, 2005 and May 10, 2005
			File No.  0-18761

Dear Mr. Sacks:

		We have reviewed your responses in your letter dated
July
15, 2005 and have the following additional comments.

		We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004


Item 6.  Selected Consolidated Financial Data, page 17

1. We read your response to comment 2 in our letter dated June 9, 2005. We note your justification for including promotional allowances in your non-GAAP performance measure, "Gross Sales" however we are unclear how you have presented justification for including estimated returns, allowances and cash discounts in the non-GAAP measure. Additionally, you have not disclosed the material limitations associated with the use of "Gross Sales" as compared to
"Net Sales" and the manner in which management compensates for these limitations when using the non-GAAP financial measure. Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which is available on our website at www.sec.gov. We believe an alternative way to inform investors of your sales volumes and impact promotional allowances had in operations would be to quantify the amount of cans or bottles sold for the various fiscal periods and disclose the amount of promotional allowances included in arriving at "Net Sales" in your MD&A discussion similar to your disclosure on page 57 under the caption Advertising and Promotional Allowances.

Notes to Consolidated Financial Statements

General

2. We read your response to comment 7 in our letter dated June 9, 2005. Product line revenue disclosures should identify products from which each reportable segment derives its revenue and should mirror
the financial information used to prepare your general-purpose financial statements. Please tell us the product categories reported to senior management in daily, weekly or monthly sales reports for purposes of managing the business. Please note that if providing disclosure of product line revenue information is impracticable you should so state in accordance with paragraph 37 of SFAS 131.
Also,
refer to Section II.J.3. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance updated March 4, 2005 and available on our website at www.sec.gov.

Segment Information, page 59

3. We read your response to comment 12 in our letter dated June 9, 2005. With regard to your request to disclose one reportable segment we refer you to paragraphs 109-111 of SFAS 131, which address concerns about competitive harm. Please note that SFAS 131 does not require an enterprise to report information that is not prepared for internal use if reporting it would be impracticable. From your response we fail to see how reporting the required SFAS 131 disclosures would be impracticable for you since the information is prepared internally and that is the way your reportable segments are being managed. In order to better understand how you concluded that you only have two reportable operating segments, please provide us the following:
* The name and position of your chief operating decision maker;
* A complete copy of the year end and a recent monthly internal management report provided to your chief operating decision maker that includes your operating results;
* A copy of the package given to the Board of Directors for the same time periods; and
* An organizational chart detailing your management structure under the chief operating decision maker as it relates to managing the operational aspects of your business.
Additionally, please tell us the measure(s) that your CODM uses to evaluate and allocate resources to your operating segments. For each measure that you list, as well as for revenues and gross margin, please provide us your computation of these measures for the last five years and demonstrate how that information supports the similarity of the economic characteristics of the operating segments.
If after reassessing the criteria in SFAS 131, you now believe that you have separate reportable segments, please revise your future financial statements accordingly.

		As appropriate, please respond to these comments within
10
business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Rodney C. Sacks
Hansen Natural Corporation
August 1, 2005
Page 3